Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated March 17, 2023

to

Prospectus dated November 4, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 4, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2023;

•	to disclose the calculation of our February 28, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to disclose certain updates to our Prospectus;

•	to provide an update to the status of our current public offering; and

•	to disclose the recent closing of a new financing arrangement.

April 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2023 (and repurchases as of March 31, 2023) is as follows:

Transaction Price (per share)
Class S	$25.1049
Class T	$24.8689
Class D	$24.9049
Class M	$24.9743
Class I	$24.3069
Class F*	$25.0430
Class Y*	$24.2543

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The April 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since February 28, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2023.

The following table provides a breakdown of the major components of our total NAV as of February 28, 2023 (dollar amounts in thousands):

Components of NAV	February 28, 2023
Loans receivable	$7,764,386
Investment in real estate	193,230
Mortgage-backed securities held-to-maturity	87,127
Mortgage-backed securities available-for-sale, at fair value	176,354
Cash and cash equivalents	70,940
Restricted cash	19,494
Other assets	48,655
Collateralized loan obligation, net of deferred financing costs	(4,338,419)
Repurchase agreements payable, net of deferred financing costs	(678,632)
Credit facility payable, net of deferred financing costs	(549,942)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(1,026)
Other liabilities	(83,137)

Net asset value	$2,586,462

Number of outstanding shares	104,310,327

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of February 28, 2023, we accrued under GAAP $109,831 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,442,063	$39,833	$18,361	$121,146	$921,465	$21,604	$21,990	$2,586,462
Number of outstanding shares	57,441,566	1,601,703	737,242	4,850,832	37,909,661	862,675	906,648	104,310,327

NAV per Share as of February 28, 2023	$25.1049	$24.8689	$24.9049	$24.9743	$24.3069	$25.0430	$24.2543

Market Update

The Bloomberg Aggregate Index returned -2.9% in February as Treasury yields, particularly on the short end of the curve, rose steeply as investors priced in a higher terminal Fed funds rate amid solid economic data and renewed inflationary pressures. Since January 1, 2022, the Bloomberg Agg returned -12.7% while investment grade corporate bonds fell -14.7%.

CRE transaction volume fell sharply in January 2023. Just $18.0 billion in sales in January marked the fifth-worst start to a year since 2005.1 The gap between buyers and sellers remained far apart amid growing economic uncertainty, rising mortgage rates and declining property values. Retail deal volume was flat year over year while all other property types saw sizable declines; office (-32%) saw the largest drop in transaction volume.1

Property price growth, which had been moderating through the second half of 2022, turned negative in January as the RCA Commercial Property Price Index returned -4.8% year over year.1 While annual property prices fell in January across major markets as well as non-major metros, dispersion across regions remains wide as the delta between the best- (Jacksonville and Miami, FL) and worst (San Francisco, CA and Charlotte, NC) performing regions continues to grow.1

Overall, declining CRE property values highlight the potential benefits of CRE debt within today’s environment as income will likely represent a greater percentage of total return in the coming months. Notably, lenders have generally maintained a conservative approach in the years following the GFC.

Distressed sales made up approximately just 1% of total sales in 2022 compared to an average of approximately 2% for the five-year period before the pandemic.1 The negligeable level of distressed sales across both periods underscores the more prudent underwriting of the past decade as well as lenders’ ability to continue providing capital in this uncertain backdrop.1 Loan-to-value (LTV) ratios across the CRE market fell 700 basis points during 2022, hitting 52% at yearend and matching their lowest figure since RCA began recording data in 2004.1

Portfolio Update

We generated positive total returns across all share classes in February 2023 driven by distributions paid during the month as well as a slight increase in net asset value across all share classes.

The board approved an increase to the distribution rate of approximately 25 basis points across all share classes effective with the payment of the March distribution driven by the continued strong performance of the portfolio and the positive impact of rising interest rates on its loan portfolio.

•

As a result, the annualized distribution will be 7.35% for Class I shares, 6.88% for Class D shares, 6.86% for Class M shares, 6.27% for Class S shares and 6.33% for Class T shares, based on the April 1, 2023 transaction price.

[1]	MSCI RCA Capital Analytics, as of January 31, 2023.

•

Following the distribution increase, the taxable equivalent yield will be 8.21% for Class I shares, 7.69% for Class D shares, 7.67% for Class M shares, 7.01% for Class S shares and 7.07% for Class T shares, based on the April 1, 2023 transaction price.[2]

We met 100% of repurchase requests in February 2023.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

•

Positive impact of rising interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of February 28, 2023. The portfolio’s duration was just 0.16 years.

•

High level of equity cushion beneath our loans. We believe the portfolio has been underwritten across property types and geography to appropriately reflect market conditions and the borrower’s business plan. For example, while the average loan-to-value (LTV) across our entire loan portfolio was 68%, the average loan-to-value for our Office and Retail loans was just 59% and 55%, respectively, as of February 28, 2023.

•	Long-term nature of our borrowings as approximately 87% of our borrowings feature no refinancing or margin call risk as they are financed through match-term, non mark-to-market facilities.

•

Origination of new loans at wider spreads backed by what we believe are a diverse set of attractive opportunities, primarily in smile states (from Southern CA through the Southeast coast) that have been driven by continued domestic migration patterns and solid labor markets.

•	Continued strong performance of the portfolio as 100% of the portfolio was comprised by performing assets.

•

Ability to adjust allocations based on the natural turnover of the portfolio as the typical term of our loans is two to three years. For example, over the past two years, the portfolio’s allocation to multifamily properties ranged from a low of 14% to as high as 62%. As of February 28, 2023, it was 54.2% as demand for housing remains robust nationally.

•	Requirement of all borrowers to purchase rate caps to help protect against rising borrowing costs.

Updates to our Prospectus

The risk factor entitled “Valuations and appraisals of our real estate-related debt and other targeted investments may reflect estimates of fair value and may not necessarily correspond to realizable value, which could adversely affect the value of your investment” set forth in the section of the Prospectus entitled “Risk Factors—Risks Related to This Offering and Our Corporate Structure” is deleted and replaced in its entirety with the following:

Valuations of our investments may reflect estimates of fair value and may not necessarily correspond to realizable value, which could adversely affect the value of your investment.

For the purposes of calculating our NAV, our commercial real estate debt investments and related instruments will generally be valued at amortized cost, net of unamortized acquisition premiums or

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.21% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.35% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

discounts, loan fees, and origination costs, as applicable, unless the loans are deemed impaired. At least quarterly, our adviser, with assistance from the sub-adviser, will evaluate for impairment each loan classified as held-for-investment.

Our mortgage-backed securities that we do not hold for the purpose of selling in the near-term or may dispose of prior to maturity, are classified as available-for-sale and are reported at fair value. On a monthly basis, our adviser values such securities using quotations obtained from an independent third-party pricing service, which provides prevailing bid and ask prices that are screened for validity by the third-party pricing service on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, our adviser obtains bid and ask prices directly from dealers who make a market in such securities. In all such cases, securities are valued at the mid-point of the average bid and ask prices obtained from such sources. Our mortgage-backed securities are classified as held-to-maturity when we intend to and can hold such securities until maturity and are valued at amortized cost, net of unamortized acquisition premium or discount.

The market value of each of our exchange-traded securities will be the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded. If no sale is reported for an exchange-traded security on the valuation date or if a security is an over-the-counter security, our adviser intends to value such securities using quotations obtained from an independent third-party pricing service, which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, our adviser intends to obtain bid and ask prices directly from dealers who make a market in such securities. In all such cases, securities will be valued at the mid-point of the average bid and ask prices obtained from such sources.

Our real property investments are initially valued at cost, which we expect to represent fair value at that time. Our adviser, with assistance from the sub-adviser, expects to receive an appraisal performed by an independent third-party appraisal firm on each property prior to or upon acquisition. Following acquisition, our real property investments will not be appraised by an independent third-party appraisal firm. Instead, each property will be valued monthly by our adviser using current market data and a valuation provided by an independent third-party valuation firm. The independent third-party valuation firm will provide a monthly valuation for each property using the discounted cash flow methodology (income approach) as the primary methodology, although other industry standard methodologies may be used, including the sales comparison and replacement cost approaches. Each year, the independent third-party valuation firm will provide an annual valuation for each property, which will be consistent with its monthly valuation but will also reflect (i) property specific factors such as property income, cash flow forecasts, capital improvements and key performance indicators (e.g. occupancy rates) and (ii) market specific factors such as discount rates, capitalization rates and market sale transactions.

To the extent we hold other types of investments for which no secondary market exists, such as distressed or below investment grade debt or equity interests, our adviser intends to value such investments at fair value, which will be determined in good faith by our adviser in accordance with our valuation guidelines. For more information regarding our valuation process, see “Net Asset Value Calculation and Valuation Guidelines.”

Within the parameters of our valuation guidelines, the valuation methodologies used to value our investments involve subjective judgments concerning factors such as comparable sales, rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses, and, following acquisition, our real property investments will not be appraised by an independent third-party appraisal firm. Although our valuation guidelines are designed to accurately and fairly determine the value of our assets, determinations and valuations are only estimates, and ultimate realization depends on conditions beyond our adviser’s control. Further, valuations do not necessarily represent the price at which we would be able to sell an asset, because such prices would be negotiated. We will not, however, retroactively adjust the valuation of such assets, the price of shares of our common stock or the price we paid to repurchase shares of our common stock. Because the repurchase price per share for each class of common stock is equal to the transaction price on the applicable repurchase date (which is generally equal to our prior month’s NAV per share), you may receive less than realizable value for your investment.

The risk factor entitled “Our NAV per share may suddenly change if the values of our investments materially change, if the actual operating results for a particular month differ from what we originally budgeted for that month or if there are fluctuations in interest rates” set forth in the section of the Prospectus entitled “Risk Factors—Risks Related to This Offering and Our Corporate Structure” is deleted and replaced in its entirety with the following:

Our NAV per share may suddenly change if the values of our investments materially change, if the actual operating results for a particular month differ from what we originally budgeted for that month or if there are fluctuations in interest rates.

Our investments are valued on a monthly basis in accordance with our valuation guidelines. As such, when these new valuations are reflected in our NAV calculation, there may be a sudden change in our NAV per share for each class of our common stock. These changes in an investment’s value may be as a result of investment-specific events or as a result of more general changes to real estate values resulting from local, nation or global economic changes. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a sudden increase or decrease in the NAV per share amounts. We accrue estimated income and expenses on a daily basis based on our budgets. As soon as practicable after the end of each month, we adjust the income and expenses we estimated for that month to reflect the income and expenses actually earned and incurred. In addition, because we are focused on senior floating-rate mortgage loans, interest rate fluctuations may also cause a sudden increase or decrease in our NAV per share. We do not retroactively adjust the NAV per share of each class.

The fourth bullet set forth in the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments” is deleted and replaced in its entirety with the following:

•

The majority of our investments are expected to be investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained. These investments will be valued as follows:

•

Commercial real estate debt and related instruments will generally be valued at amortized cost, net of unamortized acquisition premiums or discounts, loan fees, and origination costs, as applicable, unless the loans are deemed impaired. Impairment is indicated when it is deemed probable that we will not be able to collect all amounts due pursuant to the contractual terms of the loan. If a loan is determined to be impaired, the loan is written down through a charge to the provision for loan losses. Impairment of these loans, which are collateral-dependent, is measured by comparing the estimated fair value of the underlying collateral, less costs to sell, to the book value of the respective loan. These valuations require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plans, loan sponsorship, actions of other lenders, and other factors deemed necessary our adviser and the sub-adviser. Actual losses, if any, could ultimately differ from these estimates.

At least quarterly, our adviser, with assistance from the sub-adviser, will evaluate for impairment each loan classified as held-for-investment. In connection with this evaluation, our adviser and the sub-adviser will assess the risk factors of each loan and assign a risk rating based on a variety of factors, including, without limitation, loan-to-value ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plans, and project sponsorship. Loans are rated “1” through “5”, from least risk to greatest risk, in connection with this review.

•

Mortgage-backed securities are classified as held-to-maturity when we intend to and can hold such securities until maturity and are valued at amortized cost, net of unamortized acquisition premium or discount.

•

Commercial real estate property will initially be valued at cost, which is expected to represent fair value at that time. Our adviser, with assistance from the sub-adviser, expects to receive an appraisal performed by an independent third-party appraisal firm on each property prior to or upon acquisition. Each property will then be valued monthly by our adviser using current market data and a valuation provided by an independent third-party valuation firm. The independent third-party valuation firm will provide a monthly valuation for each property using the discounted cash flow methodology (income approach) as the primary methodology, although other industry standard methodologies may be used, including the sales comparison and replacement cost approaches. Further, the independent third-party valuation firm will provide an annual valuation for each property, which will be consistent with its monthly valuation but will also reflect (i) property specific factors such as property income, cash flow forecasts, capital improvements and key performance indicators (e.g. occupancy rates) and (ii) market specific factors such as discount rates, capitalization rates and market sale transactions.

•

To the extent we hold other types of investments for which no secondary market exists, such as distressed or below investment grade debt or equity interests, our adviser intends to value such investments at fair value.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 12,878,410 shares of our common stock (consisting of 5,834,514 Class S shares, 6,492,299 Class I shares, 62,961 Class T shares, 61,016 Class D shares, and 427,619 Class M shares) in the primary offering for total proceeds of $319.1 million and (ii) 1,041,872 shares of our common stock (consisting of 573,853 Class S shares, 411,447 Class I shares, 15,711 Class T shares, 5,371 Class D shares, and 35,491 Class M shares) pursuant to our distribution reinvestment plan for a total value of $25.83 million.

Financing Arrangement

On March 3, 2023, one of our indirect wholly owned special-purpose financing subsidiaries, FS CREIT Finance BMO-1 LLC (“BMO-1”), entered into a Master Repurchase Agreement (the “Repurchase Agreement,” and together with the related transaction documents, the “Facility”), as seller, with Bank of Montreal, as buyer (the “Buyer”), to finance the acquisition and origination of (i) whole, performing mortgage loans and mortgage notes secured by a first lien on multifamily, retail, office, hotel, self-storage or industrial property or mixed-use property and (ii) participation interests in such performing mortgage loans (collectively, “Eligible Assets”).

The Facility is uncommitted, so the Buyer has no obligation to enter into a transaction under the Facility to finance Eligible Assets. The initial maximum amount of financing available under the Facility is $25 million. The Buyer may elect to increase the maximum amount of financing available in its discretion.

The initial availability period of the Facility (during which financing under the Facility may be used for acquisition and origination of new assets) is one year. BMO-1 may request to extend the availability period on terms mutually agreeable among BMO-1 and the Buyer.

In connection with the Repurchase Agreement, we entered into a Limited Guaranty (the “Guaranty”) pursuant to which the Company guarantees 25% of BMO-1’s obligations under the Repurchase Agreement, subject to limitations specified therein. The Guaranty may become full recourse to the Company upon the occurrence of certain events, including willful bad acts by us or BMO-1.

The Repurchase Agreement and Guaranty contain representations, warranties, covenants, events of default and indemnities that are customary for agreements of their type. In addition, the Company is required (i) to maintain its adjusted tangible net worth at an amount not less than 75% of the net cash proceeds of any equity issuance by the Company, minus 75% of the amounts expended for equity redemptions or repurchases by the Company; (ii) to maintain an EBITDA to interest expense ratio not less than 1.50 to 1.00; (iii) to maintain a total indebtedness to tangible net worth ratio of less than 3.50 to 1.00; and (iv) to maintain minimum liquidity not less than the greater of (x) $15,000,000 and (y) 5% of the amount outstanding under the Facility.

Each transaction under the Facility to finance Eligible Assets will have its own specific terms, such as identification of the assets subject to the transaction, sale price, repurchase price and rate. In addition, any term of the Facility or the Guaranty may be amended in connection with any transaction.